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Exhibit 5.1

[Foley Hoag Letterhead]

August 12, 2004

Vermont Pure Holdings, Ltd.
45 Krupp Drive
Williston, Vermont 05495

Ladies and Gentlemen:

      We are familiar with the Registration Statement on Form S-8 (the "S-8 Registration Statement") filed concurrently with the Securities and Exchange Commission by Vermont Pure Holdings, Ltd., a Delaware corporation (the "Company"), relating to 250,000 shares (the "Shares") of the Company's common stock, $.001 par value per share issuable pursuant to the Company's 2004 Stock Incentive Plan (the "Plan").

      We are familiar with the Company's Certificate of Incorporation, its Bylaws, the records of all meetings and consents of its Board of Directors and of its stockholders, and its stock records. We have examined such other records and documents as we deemed necessary or appropriate for purposes of rendering this opinion.

      Based upon the foregoing, we are of the opinion that:

      With respect to the Shares, (a) the Company has corporate power adequate for the issuance of the Shares to be issued pursuant to the Plan, (b) the Company has taken all necessary corporate action required to authorize the issuance and sale of the Shares, and (c) when certificates for the Shares have been duly executed and countersigned, and delivered against due receipt of the exercise price or other consideration for the Shares as described in the Plan, the Shares will be validly and legally issued, fully paid and non-assessable.

      We hereby consent to the filing of this opinion as part of the S-8 Registration Statement.

                                Very truly yours,

                                 FOLEY HOAG LLP

                                 By   /s/ Dean F. Hanley
                                    ------------------------
                                          A Partner